Mail Stop 6010

January 10, 2008

Bernard Berk
Chief Executive Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, NJ 07647

       Re: **Elite Pharmaceuticals, Inc.**
              Registration Statement on Form S-3/A
              Filed January 2, 2008
              File No. 333-145502

Dear Mr. Berk:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Supplemental Information Regarding the July Private Placements and the Selling Stockholders, page 14</u>

<u>Potential Payments Required During Initial Year, page 18</u>

1. We note that there is no reference to footnote 1 in the table. Please revise accordingly.

2. Please revise footnote 2 on page 19 to state that the dividend payments on the stock will increase to 15% per annum on April 24, 2009.

3. It appears from your disclosure on page 15 and in footnote 3 on page 20 that the company is currently incurring liquidated damages. Please revise footnotes 3, 4 and 5 on page 20 to also state the amount of liquidated damages which you have incurred to date.

Potential Profit, page 21

4. We note your response to comment 3. Please revise the table on page 22 to include a column disclosing the total possible discount to the market price as of the date of the sale of the preferred stock and warrants, calculated by subtracting the total conversion/exercise price on the date of the sale of preferred warrants from the combined market price of the total number of shares underlying the preferred stock and warrants on that date.

5. We note your response to comment 4. Please revise the table on page 23 to disclose the shares issuable, market price and total possible profit relating to other warrants, options, notes, or other securities of the issuer held by the selling shareholders, as opposed to including the shares being registered in this offering.

Analysis of Payments in Relation to Net Offering Proceeds and Combined Total Profits, page 26

6. Please revise the heading of the third column in the table on page 27 which currently states "Net Proceeds" to state "Net Proceeds to Company."

*　　*　　*

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Scott H. Rosenblatt, Esq.
       Gary M. Emmanuel, Esq.
       Reitler Brown & Rosenblatt, LLC
       800 Third Avenue, 21st Floor
       New York, New York 10022-4611